ALSTON & BIRD LLP

2828 N. Harwood Street

Suite 1800

Dallas, TX  75201-2139

214-922-3400

Fax: 214-922-3832

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

November 28, 2016

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Coy Garrison Special Counsel, Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Hartman vREIT XXI, Inc. Post-Effective Amendment to Registration Statement on Form S-11 Filed August 25, 2016 File No. 333-207711

Dear Mr. Garrison:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated September 9, 2016 regarding the Issuer’s Post-Effective Amendment (the “Post-Effective Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock. In connection with the submission of this correspondence, the Issuer also filed Pre-Effective Amendment No. 1 to the Post-Effective Amendment (“Amendment No. 1”) with the Commission via EDGAR on November 23, 2016. Enclosed herewith please find a black-lined version of Amendment No. 1, which is marked to show changes to the Post-Effective Amendment. For the Commission’s convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comments, set forth in your September 9, 2016 comment letter, followed by the Issuer’s responses thereto. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1.

Prospectus Summary

What are the differences between Class A and Class T Common Stock? page 10

1.

Comment:

Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

Response:

The Issuer has included the disclosure noted below on page 12 of Amendment No. 1 stating that Class T shareholders will pay the distribution and shareholder servicing fee for four years and that the aggregate amount that a Class T holder should expect to pay with respect to the distribution and shareholder servicing fee over such four year period is $0.384 per Class T share:

“Class T shares purchased in the primary offering will pay an annual distribution and shareholder servicing fee for each outstanding Class T share for four years from the date such share is issued or until the Class T shares earlier convert to Class A shares as described in this prospectus. The distribution and shareholder servicing fees are intended to compensate the dealer manager and participating broker-dealers for ongoing services and expenses related to the marketing and shareholder support including, but not limited to, regular communication with stockholders, responding to questions about the investment and general advice concerning the investment and asset allocation. While we expect that the participating broker-dealer of record for a Class A stockholder may provide some similar services to a Class A stockholder, they are under no obligation to do so and we will not pay a distribution and shareholder servicing fee for such services. The distribution and shareholder servicing fees paid in respect of Class T shares will be allocated to the Class T shares as a class-specific expense. Once our board of directors begins calculating our NAV, even though the annual distribution and shareholder servicing fee will only accrue for Class T shares purchased in the primary offering, the fee will impact the NAV of all Class T shares, including those purchased through our DRIP. The distribution and shareholder servicing fee paid over the anticipated full four year period would be equal to $0.384 per Class T share, assuming a constant per share offering price of $9.60 per Class T share.”

2.

Comment:

We note footnote 1 on page 10. Please identify the party that is responsible for determining when the selling commissions, dealer manager fees, and distribution and shareholder servicing fees, per Class T share, equals 10% of the price per share paid for the Class T share.

Response:

The Issuer has revised footnote 1 to the table on page 11 of Amendment No. 1 (in the Q&A entitled “Why are we offering two classes of our common stock and what are the differences between Class A and Class T Common Stock?”) to state that the Issuer’s transfer agent (subject to review by the Issuer’s dealer manager) will be responsible for determining when the selling commissions, dealer manager fees, and distribution and shareholder servicing fees, per Class T share, equals 10% of the price per share paid for the Class T share. The disclosure from Amendment No. 1 in question is set forth below (see bolded and highlighted text):

“Each outstanding Class T share issued in the primary offering is subject to an annual distribution and shareholder servicing fee for four years from the date on which such share is issued. The annual distribution and shareholder servicing fee will be equal to 1.0% of the Class T share purchase price, payable on a monthly basis in arrears. Each Class T share will automatically convert without any action on the part of the holder thereof  into a Class A share on the last calendar day of the month following the fourth anniversary of the date upon which such Class T share was issued. We will cease paying the distribution and shareholder servicing fee on an outstanding Class T share, and convert such outstanding Class T share to a Class A share, prior to the fourth anniversary of its issuance on the earliest to occur of the following: (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of our company with or into another entity or the sale or other disposition of all or substantially all of our assets;  (iii) the last calendar day of the month in which we determine that the distribution and shareholder servicing fee paid with respect to the Class T shares held by a stockholder would be in excess of four percent of the aggregate gross purchase price of the Class T shares held by such stockholder

(excluding Class T shares sold pursuant to our DRIP);  or (iv) the last calendar day of the month in which we determine that the total account-level underwriting compensation from whatever source paid with respect to the Class T shares held by a stockholder, including the aggregate distribution and shareholder servicing fees, equals ten percent of the total gross purchase price at the time of purchase of such Class T shares (excluding Class T shares sold pursuant to our DRIP).  We cannot predict if or when certain of the foregoing events will occur. Our transfer agent (subject to review by our dealer manager) will be responsible for determining when the foregoing underwriting compensation limits have been reached. With respect to the conversion of Class T shares into Class A shares, each Class T share will convert without any action on the part of the holder thereof into a number of Class A shares equal to such Class T share multiplied by a fraction, the numerator of which is the most recent NAV per Class T share and the denominator of which is the most recent NAV per Class A share. Stockholders will receive notice that their Class T shares have been converted into Class A shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion.”

3.

Comment:

Please revise to clarify whether the dealer manager provides any ongoing services in exchange for the distribution and shareholder servicing fee with respect to Class T shares sold.

Response:

The Issuer has included additional disclosure on page 12 (in the Q&A entitled “Why are we offering two classes of our common stock and what are the differences between Class A and Class T Common Stock?”) and pages 146 - 167 (in the section entitled “Description of Shares – Fees on Class T Shares”) of Amendment No. 1, which clarifies that the distribution and shareholder servicing fee with respect to Class T shares will be paid to the dealer manager and participating broker-dealers as compensation for ongoing services and expenses related to marketing and shareholder support including, but not limited to, regular communication with stockholders, responding to questions about the investment and general advice concerning the investment and asset allocation.

Estimated Use of Proceeds, page 65

4.

Comment:

We note that the first paragraph on page 65 indicates that the use of proceeds tables reflect information relating to assumptions that you sell the minimum offering amount in your primary offering, the maximum offering amount in your primary offering, and the maximum offering amount in both your primary offering and DRIP. We further note that the tables disclose information relating to assumptions that you sell the minimum offering amount in your primary offering, the maximum offering amount in your primary offering, and the mid-point offering amount in your primary offering. Please revise to reconcile this inconsistency.

Response:

The Issuer has revised the disclosures beginning on page 67 of Amendment No. 1 to reconcile these inconsistencies.

5.

Comment:

Please disclose in footnote 2 to your estimated use of proceeds table on page 68 that the distribution and shareholder servicing fee is equal to 1.0% of the share purchase price, or after you begin establishing a NAV, of the NAV per share for Class T shares. Please also revise the use of proceeds table on page 68 to clarify that the mid-point offering information relates to the sale of Class T Shares.

Response:

The Issuer has included the requested disclosure and revisions on pages 70 -71 of Amendment No. 1.

Index to Consolidated Financial Statements, page F-1

6.

Comment:

Please update your financials in your next amendment in accordance with Article 8-08 of Regulation S-X.

Response:

The Issuer has updated its financials in Amendment No. 1 to include the interim period financials required by Article 8-08 of Regulation S-X.

Signatures

7.

Comment:

Please revise your registration statement to include the signatures of a majority of the members of your board of directors. Please refer to Instruction 1 to the Signatures in Form S-11.

Response:

The Issuer has included the signatures of a majority of the members of the Issuer’s board of directors in Amendment No. 1.

Exhibit Index

8.

Comment:

We note that the Exhibit Index indicates that Exhibits 3.1 and 10.3 are filed herewith, but we cannot locate the exhibits to the registration statement. Please file all exhibits in your next amendment. Please also tell us whether you intend to file an amended dealer manager agreement and whether you intend to file a new legality opinion.

Response:

The Issuer has filed Exhibit 3.1 and Exhibit 10.3 with Amendment No. 1. The Issuer has filed a form of amended and restated dealer manager agreement as Exhibit 1.1 to Amendment No. 1. The Issuer does not intend to file a new legality opinion because the Issuer’s previous legality opinion filed June 13, 2016 covered the shares registered pursuant to the Registration Statement. The Issuer will file a new tax opinion with the next pre-effective amendment to the Registration Statement.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Rosemarie Thurston, Alston & Bird LLP Allen Hartman, Hartman vREIT XXI, Inc.

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